Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

December 21, 2010

Item 3.	News Release

The Company’s news release dated December 21, 2010, was disseminated by Marketwire, Incorporated on December 21, 2010.

Item 4.	Summary of Material Change

The Company announced it has increased its previously announced non-brokered private placement offering to $32,000,000 and will be seeking shareholder approval for the subscription receipts portion of the offering.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Richard Fifer, Executive Chairman of the Board of Directors of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated December 21, 2010

PETAQUILLA MINERALS LTD.

Per: /s/ Richard Fifer
Richard Fifer
Executive Chairman of the Board of Directors

SCHEDULE "A"

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Shareholder Approval of Private Placement Sought
for Payout of Secured Notes

Vancouver, BC – December 21, 2010: Petaquilla Minerals Ltd. (the “Company”) today announced that the Company has increased its previously announced non-brokered private placement offering to $32,000,000 The full amount of the proceeds of the private placement in combination with available capital will be used to redeem 100% of the Company’s remaining secured notes balance.

The offering will consist of 16,000,000 units at a price of $1.00 per unit, and 16,000,000 subscription receipts at $1.00 per subscription receipt.

Each unit will consist of one common share and one common share purchase warrant, which entitles the holder to purchase one additional common share of the Company for a period of three years at a price of $1.45 per share. The warrants contain an expiry acceleration provision that if the common shares of the Company trade at a weighted average trading price equal to or greater than CAD $2.00 per share for 30 consecutive trading days, the Company is entitled to provide written notice to the warrant holders advising that the warrants will expire on a date that is not less than 30 days from the date of such notice. In addition, the warrants are subject to customary anti-dilution adjustments in the event of fundamental changes to the Company’s capital structure resulting from such events as stock dividends, amalgamations, mergers, or any other transaction deemed a capital reorganization.

Each subscription receipt will be converted into one unit upon receipt of shareholder approval of the offering on or before February 8, 2011. If shareholder approval of the offering is not obtained on or before February 8, 2011, subscription funds for the subscription receipts will be returned without deduction to purchasers of subscription receipts.

All securities purchased under the private placement will be subject to a four-month plus one day hold period. Finders’ fees in the form of 5% cash and finders options equal to 5% of the number of units and subscription receipts issued in the placement will be paid in connection with the private placement. Each finder’s option will entitle the holder to acquire one unit at a price of $1.00 per unit for a period of three years from closing of the private placement.

No insiders are participating in the transaction and the private placement will not materially affect control of the Company.

Pursuant to the requirements of the Toronto Stock Exchange, the issuance of the units underlying the subscription receipts and the associated finder fees and options are subject to shareholder approval as the aggregate number of securities issuable exceeds 25% of the Company’s current issued and outstanding shares.

On a non-diluted basis, the Company presently has 134,901,951 common shares outstanding and is seeking to issue and reserve for issuance an aggregate of 49.8% or 67,200,000 securities comprised of 33,600,000 common shares and 33,600,000 common share purchase warrants pursuant to the private placement.

In accordance with Section 604(d) of the TSX Company Manual, the Company will be following two avenues to obtain shareholder approval. Initially the Company will circulate shareholders’ resolutions in its bid to acquire consent from a majority (50% plus 1 vote) of its shareholders. The shareholders’ resolutions will be followed, if necessary, by a Special Meeting of Shareholders presently scheduled for January 31, 2011. Voting materials for the Special Meeting of Shareholders will be distributed in the first week of January 2011.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2,200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.